EXHIBIT 11

STERLING BANCORP AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Years Ended December 31,

	2010	2009	2008

Distributed earnings allocated to common stock	$8,851	$10,131	$13,675
Undistributed earnings allocated to common stock	(4,429)	(3,482)	2,229

Net earnings allocated to common stock	$4,422	$6,649	$15,904

Weighted average common shares outstanding	24,492,279	18,104,619	17,890,997
Add dilutive effect of:
Stock options [1]	2,765	21,714	216,881

Adjusted for assumed diluted computation	24,495,044	18,126,333	18,107,878

Net income available to common shareholders, per average common share:
Basic	$0.18	$0.37	$0.89

Diluted	0.18	0.37	0.88

[1]

Options issued with exercise prices greater than the average market price of the common shares for each of the years ended December 31, 2010, 2009 and 2008 have not been included in computation of diluted EPS for those respective years. As of December 31, 2010, 427,747 options to purchase shares between $10.61 and $26.94 were not included; as of December 31, 2009, 460,822 options to purchase shares between $10.61 and $26.94 were not included; as of December 31, 2008, 531,601 options to purchase shares at prices between $14.40 and $26.94 were not included.